SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

yan.chen@sidley.com
852 2901 3820

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

SEC Mail
Mail Processing
Section
SEP 11 2008
Washington, DC
108

Our Ref: 22277-00002

September 9, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

08004927

SUPPL

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. COSL's exemption file number is 82-34696.

Enclosed please find copy of one announcement made by COSL, which COSL is required to furnish to the Securities and Exchange Commission pursuant to the exemption referred hereinabove. Should you have any questions regarding this matter, please do not hesitate to contact us.

Yours sincerely,

Yan Chen
Registered Foreign Lawyer
(New York)

PROCESSED
SEP 16 2008
THOMSON REUTERS

Encl.

Dw 9/15

HK1 497458v.19

makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

COSL

中海油田服务股份有限公司
China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883)

CONNECTED TRANSACTION

The Board announced that on 5 September 2008, the Company and CNOOC Engineering entered into the Building Agreement, pursuant to which the Company has commissioned CNOOC Engineering to build the Drilling Vessel for a consideration of RMB564,250,000 (equivalent to approximately HK$641,550,000). The Drilling Vessel is expected to be delivered on or around 28 December 2009.

CNOOC Engineering is owned as to approximately 60.32% by CNOOC, a substantial shareholder of the Company. Accordingly, CNOOC Engineering is a connected person of the Company and the entering into of the Building Agreement between the Company and CNOOC Engineering constitutes a connected transaction for the Company. As each of the percentage ratios (other than the profit ratio) in relation to the Connected Transaction is more than 0.1% but less than 2.5%, the Connected Transaction will only be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and will be exempted from the independent shareholders' approval requirements of the Listing Rules.

THE BUILDING AGREEMENT

Date: 5 September 2008

Parties: (1) The Company
(2) CNOOC Engineering

CNOOC Engineering is principally engaged in (i) the design and construction of offshore oil and gas exploration and production projects and their onshore terminals, (ii) the construction and installation of wharf steel structures, (iii) the laying of submarine pipelines and cables, (iv) the loading, transportation, installation and commissioning of jacket platforms, and (v) the testing and maintenance of offshore and onshore facilities.

CNOOC Engineering is owned as to approximately 60.32% by CNOOC, a substantial shareholder of the Company. Accordingly, CNOOC Engineering is an associate of a connected person of the Company.

The Drilling Vessel

Pursuant to the terms of the Building Agreement, the Company has commissioned CNOOC Engineering to build the Drilling Vessel for a consideration of RMB564,250,000 (equivalent to approximately HK$641,550,000) which comprises (i) a construction fee of RMB414,250,000 (equivalent to approximately HK$471,000,000) and (ii) a sourcing cost of contractor furnished reimbursable equipment to be installed on the Drilling Vessel of RMB150,000,000 (equivalent to approximately HK$170,550,000).

The Drilling Vessel will be built in accordance with the L780 MII design of Friede and Goldman Marketing B.V., (a naval architectural firm engaged by the Company for the design of the vessel). The Drilling Vessel is a jack-up rig for offshore oil exploration with a designed operating depth of 76 meters and a normal operating depth of 61 meters and will be capable of drilling wells of up to 6,000 metres in depth.

The Drilling Vessel is expected to be delivered on or around 28 December 2009.

Consideration

The total consideration for the Building Agreement is RMB564,250,000 (equivalent to approximately HK$ 641,550,000), and will be payable in the following manners:

(a) a first instalment of 50% of the consideration, being RMB282,125,000 (equivalent to approximately HK$320,776,000), will be payable within 45 days upon receipt by the Company of a performance bond equivalent to 10% of the contract sum (i.e. RMB56,425,000) from CNOOC Engineering;

(b) a second instalment of 15% of the consideration, being RMB84,637,500 (approximately HK$96,233,000), will be payable within 45 days upon the Company's on-site representative for the construction of the Drilling Vessel signing the notice of commencement of construction to CNOOC Engineering;

(c) a third instalment of 10% of the consideration, being RMB56,425,000 (approximately HK$64,155,000), will be payable within 45 days upon the Company's on-site representative for the construction of the Drilling Vessel signing the notice of commencement of the hull construction to CNOOC Engineering;

(d) a fourth instalment of 15% of the consideration, being RMB84,637,500 (approximately HK$96,233,000), will be payable within 45 days upon the Company's on-site representative for the construction of the Drilling Vessel signing the notice for the launch of the Drilling Vessel; and

(e) a fifth instalment of 10% of the consideration, being RMB56,425,000 (approximately HK$64,155,000), will be payable upon the signing of the notice of delivery of the Drilling Vessel by the Company and CNOOC Engineering.

The consideration was determined after arm's length negotiation between the parties with reference to (i) the construction cost of building vessels of similar sizes and specifications to be incurred by CNOOC Engineering; and (ii) a profit margin of approximately 6% over the cost of construction to be charged by CNOOC Engineering. The consideration charged by CNOOC Engineering is comparable to the fee charged by independent third party.

The consideration will be satisfied in cash and approximately 20% and 80% of the consideration will be funded by internal resources of the Company and bank borrowings, respectively.

Condition Precedent

The completion of the Building Agreement is subject to the approval of the shareholders of CNOOC Engineering of the Building Agreement and the transactions contemplated thereunder.

REASONS FOR ENTERING INTO THE BUILDING AGREEMENT

The Group's principal businesses include the provision of offshore drilling services. In light of the increase in global demand of oil and gas, the Group expects an increase in the number of exploration and drilling projects in the next ten years. The building of the Drilling Vessel will enhance the Company's offshore oil exploration capabilities and will improve the drilling services that the Company can provide to its customers. The Directors (excluding the Directors who are required to abstain from voting from the relevant board meeting and including the independent non-executive directors) consider that CNOOC Engineering, being a specialized contracting company of offshore oil and gas exploration and production projects with its own in-house design team and fully-equipped facilities, can meet the specifications required by the Company in the building of the Drilling Vessel.

The entering into of the Building Agreement is not expected to have a material impact on the Group's assets/liabilities ratio and liquidity.

The Directors (excluding the Directors who are required to abstain from voting from the relevant board meeting and including the independent non-executive directors) consider that the Connected Transaction was entered into on normal commercial terms, the terms of the Building Agreement are fair and reasonable and are in the interest of the Company and the Shareholders as a whole and the Building Agreement was entered into in the ordinary and usual course of business of the Company.

GENERAL INFORMATION

The Group is principally engaged in the provision of offshore oilfield services.

CNOOC Engineering is owned as to approximately 60.32% by CNOOC, a substantial shareholder of the Company. Accordingly, CNOOC Engineering is a connected person of the Company and the entering into of the Building Agreement between the Company and CNOOC Engineering constitutes a connected transaction for the Company. As each of the percentage ratios (other than the profit ratio) in relation to

the Connected Transaction is more than 0.1% but less than 2.5%, the Connected Transaction will only be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and will be exempted from the independent shareholders' approval requirements of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"A Shares"	domestic share(s) of nominal value of RMB1.00 each in the capital of the Company which are listed on the Shanghai Stock Exchange;
"Board"	the board of Directors;
"Building Agreement"	the agreement dated 5 September 2008 entered into between the Company and CNOOC Engineering in respect of the Connected Transaction;
"CNOOC"	中國海洋石油有限公司 (China National Offshore Oil Corporation), a state-owned enterprise incorporated under the laws of the PRC and a substantial shareholder of the Company and CNOOC Engineering;
"CNOOC Engineering"	海洋石油工程股份有限公司 (Offshore Oil Engineering Co., Limited), a company incorporated under the laws of the PRC, which is approximately 60.32% owned by CNOOC, the shares of which are listed on the Shanghai Stock Exchange;
"Company"	中海油田服務股份有限公司 (China Oilfield Services Limited), a joint stock company incorporated in the PRC with limited liability, the A-Shares of which are listed on the Shanghai Stock Exchange and the H-Shares of which are listed on the main board of the Hong Kong Stock Exchange;
"connected person"	has the same meanings as ascribed to it under the Listing Rules;
"Connected Transaction"	the building of the Drilling Vessel by CNOOC Engineering for the Company pursuant to the Building Agreement;
"Drilling Vessel"	the jack-up rig to be named "COSL 921" to be built by CNOOC Engineering pursuant to the Building Agreement;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;

"H Shares"	the overseas listed foreign share(s) of nominal value of RMB1.00 each in the capital of the Company which are subscribed for in Hong Kong dollars and listed on the main board of the Stock Exchange;
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
"PRC"	the People's Republic of China;
"RMB"	Renminbi, the lawful currency of the PRC;
"Shareholders"	the shareholders of the Company;
"substantial shareholder"	has the same meanings ascribed to it under the Listing Rules;

An exchange rate of RMB1.00 to HK$1.137 has been used for the conversion of the RMB into HK Dollars for the purpose of this announcement.

By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Hong Kong, 5 September 2008

As at the date of this announcement, the Directors are Mr. Fu Chengyu (Chairman and non-executive Director), Mr. Yuan Guangyu (executive Director), Mr. Lu Yong (executive Director), Mr. Wu Mengfei (non-executive Director), Mr. Andrew Y. Yan (independent non-executive Director), Mr. Gordon C. K. Kwong (independent non-executive Director) and Simon X. Jiang (independent non-executive Director).